SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MASTECH HOLDINGS, INC.

(Name of Subject Company (Issuer))

MASTECH HOLDINGS, INC. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $.01 par value per share

(Title of Class of Securities)

57633B100

(CUSIP Number of Class of Securities)

D. Kevin Horner

Mastech Holdings, Inc.

1000 Commerce Drive, Suite 500

Pittsburgh, PA 15275

(412) 787-2100

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James J. Barnes, Esquire

Cory A. Hester, Esquire

Reed Smith LLP

225 Fifth Avenue, Suite 1200, Pittsburgh, PA 15222

(412) 288-7164

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,344,000	$383.23

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 608,000 shares of common stock, $.01 par value per share, at the maximum tender offer price of $5.50 per share in cash.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $383.23	Filing Party: Mastech Holdings, Inc.

Form of Registration No.: SC TO-I	Date Filed: February 7, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Mastech Holdings, Inc., a Pennsylvania corporation (“Mastech” or the “Company”), on February 7, 2012, in connection with the Company’s offer to purchase up to 608,000 shares of its common stock, $0.01 par value per share, at a price not greater than $5.50 nor less than $4.65 per share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated February 7, 2012, and the related Letter of Transmittal.

Item 7.	Source and Amount of Funds and Other Consideration.

(b) Conditions. Item 7 of Schedule TO is hereby amended and supplemented as follows:

The last sentence of the first paragraph of Section 10 of the Offer to Purchase (“Source and Amount of Funds”) shall be replaced with the following sentences:

“The Company anticipates that we will fund the repurchase of shares tendered in the offer, and the related expenses, primarily from available cash. To the extent that available cash is not sufficient to fund the repurchase of shares tendered in the offer, the Company will use its existing credit facility with PNC Bank, National Association (the “PNC Facility”) to address any deficiency. The Company believes that its available cash balances and available lines of credit under the PNC Facility will be more than sufficient to fund the repurchase of shares tendered in the offer.”

Item 8.	Interest in Securities of the Subject Company.

(b) Securities Transactions. Item 8 of Schedule TO is hereby amended and supplemented as follows:

The following sentence shall be added to the end of the fourth paragraph of Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”):

“In addition, the Company has not effected any transactions in our shares on the date of this offer to purchase or during the sixty (60) days prior to the date of the offer to purchase.”

Item 12.	Exhibits.

Item 12 of Schedule TO is hereby amended and restated as follows:

(a)(1)(A)*	Offer to Purchase, dated February 7, 2012

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2012

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2012

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated February 7, 2012

(a)(5)(B)*	Press Release, dated February 7, 2012

(b)(1)	First Amended and Restated Loan Agreement, dated August 31, 2011, by and among Mastech Holdings, Inc., Mastech, Inc., RPOworldwide, Inc., Mastech Trademark Systems, Inc., Curastat, Inc., Mastech Healthcare, Inc. and PNC Bank, National Association (incorporated herein by reference to Exhibit 10.1 to Mastech’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2011).

(d)(1)	Mastech Holdings, Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to Mastech’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2008).

*	Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Mastech Holdings, Inc. with the Securities and Exchange Commission on February 7, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JOHN J. CRONIN, JR.
John J. Cronin, Jr.
Chief Financial Officer

February 17, 2012

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated February 7, 2012

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2012

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2012

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(2)-(4)	Not applicable

(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated February 7, 2012

(a)(5)(B)*	Press Release, dated February 7, 2012

(b)(1)	First Amended and Restated Loan Agreement, dated August 31, 2011, by and among Mastech Holdings, Inc., Mastech, Inc., RPOworldwide, Inc., Mastech Trademark Systems, Inc., Curastat, Inc., Mastech Healthcare, Inc. and PNC Bank, National Association (incorporated herein by reference to Exhibit 10.1 to Mastech’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2011).

(d)(1)	Mastech Holdings, Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to Mastech’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2008).

*	Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Mastech Holdings, Inc. with the Securities and Exchange Commission on February 7, 2012.